                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Queen Sand Resources, Inc.
                          --------------------------
                               (Name of Issuer)

                   Common Stock, par value $.0015 per share
                   ----------------------------------------
                        (Title of Class of Securities)

                                  747927 10 1
                          ---------------------------
                                (CUSIP Number)

                Julia Heintz Murray, General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                             Houston, Texas 77002
                                (713) 853-4794
                                --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 6, 1997
                                  -----------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 747927 10 1                                    PAGE 1 OF 1 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joint Energy Development Investments Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
             N/A                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
             BK

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
             Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                 10,009,839
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                 10,009,839
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             10,009,839

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
             32.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
             PN

------------------------------------------------------------------------------

                                 SCHEDULE 13D


-----------------------                                  ---------------------
  CUSIP NO. 747927 10 1                                    PAGE 1 OF 1 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
             N/A                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
             BK

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
             Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                 10,009,839
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                 10,009,839
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             10,009,839

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
             32.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
             CO

------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.0015 per share (the "Common Stock"), of Queen Sand Resources, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3500 Oak Lawn, Suite 380, L.B. #31, Dallas, Texas 75219-4398.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed by (i) Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI"), which is engaged primarily in the business of investing in and managing certain energy related assets and (ii) Enron Corp., a Delaware corporation ("Enron"), which is an integrated natural gas company that engages, primarily through subsidiaries, in the gathering, transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, the production and sale of cogenerated electricity and steam and the purchasing and marketing of long-term energy-related commitments. JEDI and Enron are referred to herein as the "Reporting Entities." Additional entities that may be deemed to be control persons of JEDI are (a) Enron Capital Management Limited Partnership, a Delaware limited partnership and the general partner of JEDI ("ECMLP"), whose principal business is to manage oil and gas related investments, (b) Enron Capital Corp., a Delaware corporation and the general partner of ECMLP ("ECC"), whose principal business is to manage oil and gas related investments and (c) Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end-users. ECT also provides risk management services. ECC is a wholly owned subsidiary of ECT, which is a wholly owned subsidiary of Enron.

     The address of the principal business and the principal office of JEDI, ECMLP, ECC, ECT and Enron is 1400 Smith, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of ECC and Enron. The filing of this statement on Schedule 13D shall not be construed as an admission that Enron, ECT, ECC, ECMLP or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

     None of the Reporting Entities, nor, to their knowledge, ECMLP, ECC, ECT or any person listed on Schedule I hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     JEDI purchased 9,600,000 shares of the Issuer's Series A Participating Convertible Preferred Stock (the "Preferred Stock"), each of which is convertible at the option of the holder into one share of Common Stock (subject to antidilution adjustments), and warrants to purchase 409,839 shares of Common Stock (subject to antidilution adjustments) for consideration consisting of (i) $5,000,000 in cash and (ii) the execution and delivery of an Earn Up Agreement (the "Earn Up Agreement") pursuant to which JEDI could be required to pay to the Issuer up to an additional $9,400,000 in cash. The source of the $5,000,000 paid to the issuer was borrowings under JEDI's Revolving Credit Agreement with The Chase Manhattan Bank, as agent for certain other banks (the "Credit Agreement"). Any amounts payable by JEDI pursuant to the Earn Up Agreement may be paid with borrowings under the Credit Agreement or from other available sources.

ITEM 4.  PURPOSE OF TRANSACTION.

     The transactions described in Item 3 above occurred as a result of negotiated transactions with the Issuer. The securities acquired by JEDI were acquired for investment purposes. JEDI intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to JEDI, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

     In connection with the transactions described in Item 3 above, the Issuer has granted to JEDI the right (the "Maintenance Right") to purchase shares of Common Stock (or securities convertible into or exercisable for Common Stock) sufficient to maintain its proportionate interest in the Issuer on the same terms as the Issuer proposes to issue such securities. Until December 31, 1998, in the event that JEDI elects not to exercise its Maintenance Right, the Issuer is required to issue to JEDI a one-year warrant to purchase the securities that the Maintenance Right would have entitled JEDI to purchase. The Maintenance Right terminates if JEDI owns beneficially less than 10% of the outstanding voting stock of the Issuer and in certain other circumstances.

     In connection with the transactions described in Item 3, the Issuer also granted to JEDI warrants to purchase up to 3,000,000 shares of Common Stock (subject to antidilution adjustments) that may become exercisable in the event that JEDI is required to make any payments pursuant to the Earn Up Agreement. If such warrants become exercisable, they will be exercisable at a price of $2.50 per share for a three-month period beginning October 1, 1998 and ending December 31, 1998.

     The terms of the Preferred Stock (which converts automatically into shares of the Issuer's Series B Participating Convertible Preferred Stock, which does not entitle the holders thereof to the rights described below, upon transfer by JEDI to any person other than certain of its affiliates) include the right of the holders of Preferred Stock, acting separately as a class, to elect a number of members of the Board of Directors that would represent a percentage of the entire Board of Directors of the Issuer that is as close as possible to the percentage of the outstanding voting stock of the Issuer then represented by the Preferred Stock. Such terms also include the right of the holders of Preferred Stock, for so long as at least 960,000 shares of Preferred Stock remain outstanding, to vote as a class on (i) any amendment, alteration or repeal of the Issuer's Certificate of Incorporation or Bylaws, (ii) the authorization, creation or issuance of, or the increase in the authorized amount of, any securities ranking in parity with or prior to the Preferred Stock in the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Issuer, or any securities convertible into such securities,
(iii) the merger, consolidation or sale of all or substantially all of the assets of the Issuer, or (iv) any reorganization, restructuring, recapitalization or other similar transaction that requires the approval of the stockholders of the Issuer. The terms of the Preferred Stock also include certain remedies available to holders of Preferred Stock in the event the Issuer breaches certain covenants contained in the Securities Purchase Agreement dated March 27, 1997 between the Issuer and JEDI (the "Securities Purchase Agreement"), which relates to the transactions described in Item 3 above. Depending on which covenants are breached, such remedies include (i) the right of holders of Preferred Stock to receive a preferential dividend on the Preferred Stock, (ii) the right of holders of Preferred Stock to elect a number of persons to serve on the Board of Directors of the Issuer that, together with any members of the Board of Directors previously elected by the holders of the Preferred Stock, will constitute a majority of the members of the Board of Directors, and (iii) the right of the holders of the Preferred Stock to require the Issuer to repurchase the Preferred Stock.

     Other than as described above, none of the Reporting Entities, nor, to their knowledge, ECMLP, ECC, ECT or any person listed on Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     JEDI beneficially owns and has the power to vote and dispose of 10,009,839 shares of Common Stock, representing approximately 32.7% of the shares of Common Stock outstanding. Because ECC is an indirect, wholly owned subsidiary of Enron, Enron may also be deemed to beneficially own such shares. Enron disclaims beneficial ownership of all of such shares.

     Except as described herein, none of the Reporting Entities, nor, to their knowledge, ECMLP, ECC, ECT or any of the persons named in Schedule I hereto, has effected any transactions in any shares of Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Certain registration rights granted to JEDI by the Issuer are set forth in a Registration Rights Agreement dated May 6, 1997. JEDI has entered into a Stockholders Agreement dated May 6, 1997 with the Issuer and certain other stockholders of the Issuer that limits the ability of JEDI to transfer its shares of Common Stock or common stock equivalents (including the Preferred Stock and the warrants acquired by JEDI) before May 6, 1999 and limits the ability of certain members of the Issuer's management to transfer 6,600,000 shares of Common Stock in which they have an interest until the earlier of May 6, 2002 or such time as JEDI and its affiliates own beneficially less than 10% of the voting stock of the Issuer. In addition, the Stockholders Agreement provides that until May 6, 1999 the Issuer and certain members of the Issuer's management have a right of first refusal to purchase shares of Common Stock or common stock equivalents proposed to be transferred by JEDI, except if such proposed transfer is pursuant to an exercise of registration rights pursuant to the Registration Rights Agreement described above. As described in Item 4, the holders of Preferred Stock may be entitled, upon the breach by the Issuer of certain covenants made by it in the Securities Purchase Agreement, to cause the Issuer to repurchase the Preferred Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Securities Purchase Agreement dated as of March 27, 1997 between the Issuer and JEDI (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K dated March 27, 1997).

     Exhibit 2 - Stockholders Agreement dated May 6, 1997 between the Issuer, JEDI and certain other stockholders of the Issuer.

     Exhibit 3 - Registration Rights Agreement dated May 6, 1997 between the Issuer and JEDI.

     Exhibit 4 - Certificate of Designation of Series A Convertible Preferred Stock of the Issuer.

     Exhibit 5 - Common Stock Purchase Warrant.

                                   SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 15, 1997                  JOINT ENERGY DEVELOPMENT
                              INVESTMENTS LIMITED PARTNERSHIP

                              By: Enron Capital Management Limited Partnership,
                                   its general partner

                              By: Enron Capital Corp., its general partner


                              By: /s/ Peggy B. Menchaca
                                 ________________________________
                              Name: Peggy B. Menchaca
                                   _______________________________
                              Title: Vice President and Secretary
                                    ______________________________


                              ENRON CORP.


                              By: /s/ Peggy B. Menchaca
                                 _________________________________
                              Name: Peggy B. Menchaca
                                   _______________________________
                              Title: Vice President and Secretary
                                    ______________________________

                                                                      SCHEDULE I


                        DIRECTORS AND EXECUTIVE OFFICERS
                              ENRON CAPITAL CORP.



NAME AND BUSINESS ADDRESS   CITIZENSHIP     POSITION AND OCCUPATION

1400 Smith Street
Houston, Texas  77002
James V. Derrick, Jr.          U.S.A.     Director

Kenneth D. Rice                U.S.A.     Director

John J. Esslinger              U.S.A.     Director, Vice Chairman and
                                          Managing Director

Gene E. Humphrey               U.S.A.     President and Managing Director

Richard A. Causey              U.S.A.     Managing Director

Andrew S. Fastow               U.S.A.     Managing Director

Mark E. Haedicke               U.S.A.     Managing Director and General
                                          Counsel

Jeremy M. Blachman             U.S.A.     Vice President

Richard B. Buy                 U.S.A.     Vice President

Rebecca C. Carter              U.S.A.     Vice President and Chief Control
                                          Officer

William D. Gathmann            U.S.A.     Vice President, Finance and Treasurer

Robert J. Hermann              U.S.A.     Vice President, Tax

Clifford P. Hickey             U.S.A.     Vice President

Peggy B. Menchaca              U.S.A.     Vice President and Secretary

Kristina M. Mordaunt           U.S.A.     Vice President and Assistant General
                                          Counsel

Julia Heintz Murray            U.S.A.     Vice President, General Counsel,
                                          Finance, and Assistant Secretary

Andrea Vail                    U.S.A.     Vice President

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.



NAME AND BUSINESS ADDRESS         CITIZENSHIP        POSITION AND OCCUPATION

Robert A. Belfer                     U.S.A.     Director
767 Fifth Avenue, 46th Floor                    Chairman, President and Chief
New York, NY  10021                             Executive Officer,
                                                Belco Oil & Gas Corp.

Norman P. Blake, Jr.                 U.S.A.     Director
USF&G Corporation                               Chairman, President and CEO,
6225 Smith Ave. LA0300                          USF&G Corporation
Baltimore, MD  21209

Ronnie C. Chan                       U.S.A.     Director
Hang Lung Development                           Chairman of Hang Lung
 Company Limited                                Development Group
28/F, Standard Chartered
 Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                       U.S.A.     Director
5851 San Felipe, Suite 850                      Investments
Houston, TX 77057

Joe H. Foy                           U.S.A.     Director
404 Highridge Dr.                               Retired Senior Partner,
Kerrville, TX 78028                             Bracewell & Patterson, L.L.P.

Wendy L. Gramm                       U.S.A.     Director
P. O. Box 39134                                 Former Chairman, U.S. Commodity
Washington, D.C.  20016                         Futures Trading Commission

Robert K. Jaedicke                   U.S.A.     Director
Graduate School of Business                     Professor (Emeritus), Graduate
Stanford University                             School of Business, Stanford
Stanford, CA  94305                             University

Charles A. LeMaistre                 U.S.A.     Director
13104 Travis View Loop                          President (Emeritus),
Austin, Texas 78732                             University of Texas
                                                M.D. Anderson Cancer Center

NAME AND BUSINESS ADDRESS         CITIZENSHIP        POSITION AND OCCUPATION

John A. Urquhart                     U.S.A.     Director and Vice Chairman,
John A. Urquhart Associates                     Enron Corp.,
111 Beach Road                                  President, John A. Urquhart
Fairfield, CT  06430                            Associates

John Wakeham                          U.K.      Director
Pinglestone House                               Former U.K. Secretary of State
Old Alresford                                   for Energy and Leader of the
Hampshire S024 9TB                              Houses of Commons and Lords
United Kingdom

Charls E. Walker                     U.S.A.     Director
Walker & Walker, LLC                            Chairman, Walker & Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Herbert S. Winokur, Jr.              U.S.A.     Director
Winokur & Associates, Inc.                      President, Winokur & Associates,
30 East Elm St.                                 Inc.
Greenwich, CT  06830

1400 Smith Street
Houston, Texas  77002

Kenneth L. Lay                       U.S.A.     Director, Chairman and
                                                Chief Executive Officer

Jeffrey K. Skilling                  U.S.A.     Director, President and Chief
                                                Operating Officer

J. Clifford Baxter                   U.S.A.     Senior Vice President, Corporate
                                                Development

Richard A. Causey                    U.S.A.     Senior Vice President and Chief
                                                Accounting and Information
                                                Officer

Edmund P. Segner, III                U.S.A.     Executive Vice President and
                                                Chief of Staff

James V. Derrick, Jr.                U.S.A.     Senior Vice President and
                                                General Counsel

Andrew S. Fastow                     U.S.A.     Senior Vice President, Finance

Stanley C. Horton                    U.S.A.     Chairman and Chief Executive
                                                Officer, Enron Gas Pipeline
                                                Group

NAME AND BUSINESS ADDRESS         CITIZENSHIP        POSITION AND OCCUPATION


Rebecca P. Mark                      U.S.A.     Chairman and Chief Executive
                                                Officer, Enron International,
                                                Inc.

Thomas E. White                      U.S.A.     Chairman and Chief Executive
                                                Officer, Enron Ventures Corp.

Rodney L. Gray                       U.S.A.     Chairman, President and Chief
                                                Executive Officer, Enron Global
                                                Power & Pipelines L.L.C.